United States securities and exchange commission logo





                            February 7, 2023

       Matthew Reid
       Chief Executive Officer
       APPlife Digital Solutions Inc
       50 California St, #1500
       San Francisco, CA 94111

                                                        Re: APPlife Digital
Solutions Inc
                                                            Registration
Statement on Form S-1
                                                            Filed January 24,
2023
                                                            File No. 333-269389

       Dear Matthew Reid:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page

   1. You disclose that Matt Reid, your sole officer and director, beneficially owns 68.83% of your outstanding common
stock. Please disclose on the cover page that you are
                                                        a "controlled company"
and the identity and beneficial ownership percentage of your controlling
shareholder.
       The Offering, page 16

   2. We note that you entered into an Equity Financing Agreement with GHS Investments
                                                        LLC on December 15,
2022. Please incorporate by reference or file the Equtiy
                                                        Financing Agreement as
an exhibit to your registration statement. Refer to Item 601 of
                                                        Regulation S-K.
 Matthew Reid
APPlife Digital Solutions Inc
February 7, 2023
Page 2
Description of Business
Products, page 20

3. With respect to your planned Lollipop NFT platform, please describe the policies and procedures that the company follows to avoid impermissibly engaging in or facilitating transactions in unregistered securities. In addition, please address the specific risks inherent in the operation of a marketplace, including those associated
with the company   s
         policies and procedures for determining that the NFTs the company may offer in the future through the platform are not securities. Please describe the limitations of any such policies and procedures and state that they involve risk-based judgments by the company and are not a legal standard or determination binding on any regulatory body or court.
         Please also describe the specific potential consequences if any of the NFTs the company may offer in the future through the marketplace are determined to be securities under U.S. law.
4. With respect to your planned NFT platform, please identify the blockchain that you intend to utilize and include a description of the processes and fees related to the use of such blockchain. To the extent that you intend to develop your own blockchain, please provide a discussion regarding the functional differences between the blockchain you are developing and other popular blockchains used for minting NFTs (Ethereum, Solana, etc.). Be sure to include a discussion of the impact of transaction fees, lack of liquidity, and volatility as it relates to your NFT platform.
5. Please provide a more detailed discussion of your planned NFT platform with regards to its functionality and the range of crypto assets you intend to utilize. To the extent you will accept crypto assets as payments, or otherwise acquire crypto assets, provide a discussion regarding whether you have a specific policy in place regarding when and how you will convert those crypto assets into fiat currency. Tell us whether you will maintain any royalty interest or intellectual property ownership of the NFTs sold on your platform. For example, explain whether the platform will permit creators or the company to receive a portion of all subsequent sales of each NFT, or only on the initial sale. Discuss the intellectual property underlying the NFTs and explain to us how disputes over such rights will be resolved and your role in such resolution, including your role in the enforcement of such rights. Additionally, disclose any risks relating to the operation of such a platform and any regulatory requirements with which you are required to comply. For example,
       discuss whether your NFT platform would be considered a    money
transmitter    requiring
FirstName LastNameMatthew Reid
       registration as a money services business pursuant to FinCEN requirements. As another
Comapany    NameAPPlife
       example,   discuss theDigital Solutions
                                impact         Inc and transaction fees, lack
of liquidity, and
                                       of high gas
       volatility
February  7, 2023asPage
                     it relates
                          2     to the NFT platform.
FirstName LastName
 Matthew Reid
FirstName LastNameMatthew
APPlife Digital Solutions Inc Reid
Comapany7,NameAPPlife
February   2023           Digital Solutions Inc
February
Page 3 7, 2023 Page 3
FirstName LastName
6. We note that your NFT platform will also serve as a "wallet for non-fungible tokens." Please revise to clarify how you intend to hold the NFTs such as whether they will be held in digital wallets, exchanges, or hardware wallets, and the security precautions you will take to keep your and your customers crypto assets secure. To the extent you intend to utilize a third-party for custody of your and your customers crypto assets, provide a discussion of the custody arrangements and include risk factors to address the relevant risks.
7. Please supplementally provide us with your legal analysis as to whether the NFTs offered and sold through your marketplace are securities under Section 2(a)(1) of the Securities
         Act of 1933. In responding to this comment, please address your operation of the marketplace. See Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce, Fenner & Smith,
         Inc., 756 F.2d 230 (2d Cir. 1985).
Signatures, page 60

8. With respect to director signatures, we note that you appear to have five directors and only one has signed. Please revise to provide the required signatures.
General

9. We note that your sole officer and director, is also your sole full-time employee and is located in China, that your marketing, business management, and executive team operate from China, and that your offices in China exist so that you can take advantage of skilled coders and developers at lower cost than developed countries. Please tell us the percentage of revenue generated from your operations in China. To the extent that you are a china based issuer please refer to the Dear Issuer Letter found at https://www.sec.gov/corpfin/sample-letter-china-based-companies.
 Matthew Reid
FirstName LastNameMatthew
APPlife Digital Solutions Inc Reid
Comapany7,NameAPPlife
February   2023           Digital Solutions Inc
February
Page 4 7, 2023 Page 4
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Kyle Wiley, Staff Attorney, at 202-344-5791 or Jan Woo, Legal Branch
Chief, at 202-551-3453 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Chase Chandler